Mail Stop 4561

December 21, 2006

Mr. Sylvan J. Dlesk
President and Chief Executive Officer
First West Virginia Bancorp, Inc.
1701 Warwood Avenue
Wheeling, WV 26003

>   **Re: First West Virginia Bancorp, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2005**
>   **Filed March 28, 2006**
>   **File No. 1-13652**

Dear Mr. Dlesk:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Exhibit 13.1 – Annual Report to Shareholders

Letter from the Chairman of the Board

1.   We note your disclosure that during the third quarter of 2005 your subsidiary bank entered into an agreement with the Federal Home Loan Bank of Pittsburgh

to initiate the underwriting of secondary market loans. In future filings please include disclosure in your financial statement footnotes to address the following:

- describe the terms of the agreement, including any limitations regarding the amount and type of loans you may sell to the Federal Home Loan Bank of Pittsburgh;
- describe the nature of your continuing involvement in loans sold pursuant to this agreement, including servicing, credit risk, or any recourse obligation;
- describe your related accounting policies;
- quantify the total amount of loans sold subject to recourse obligation or credit risk as of the most recent period end; and
- quantify, either in your financial statement footnotes or in management's discussion and analysis, the amount of loans sold pursuant to this agreement and the amount of income recognized as a result of this agreement during the periods presented.

Please provide us with your proposed future disclosure.

Consolidated Financial Statements

Note 2 – Investment Securities, page 9

2.	We note your disclosure on page 10 that you concluded that any impairment of your investment securities portfolio is the result of interest rate changes, sector rating changes, or company-specific rating changes that are not expected to result in noncollection of principal and interest. In future filings please address the following in your financial statement footnote disclosure:

- separately describe and quantify the investments that are deemed impaired as a result of sector rating or company-specific rating changes;
- for investments impaired due to company-specific rating changes, describe the factors you considered in reaching your conclusion that these investments were not other than temporarily impaired; and
- disclose that you have intent and ability to retain impaired investments for a period of time sufficient to allow for any anticipated recovery in market value.

Please provide us with your proposed future disclosure. Refer to SAB Topic 5.M.

<u>Management's Discussion and Analysis of the Financial Condition and Results of
Holding Company Operations</u>

<u>Liquidity, page 33</u>

3.   We note your disclosure that at December 31, 2005 your available-for-sale
        investments securities are available for sale at any time based upon management's
        assessment in order to provide necessary liquidity should the need arise. In future
        filings please quantify the fair value of temporarily impaired investments that you
        have the intent and ability to hold until the anticipated recovery in market value.
        Please provide us with your proposed future disclosure.

                                *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comment.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

 • the company is responsible for the adequacy and accuracy of the disclosure in the
   filing;
 • staff comments or changes to disclosure in response to staff comments do not
   foreclose the Commission from taking any action with respect to the filing; and
 • the company may not assert staff comments as a defense in any proceeding
   initiated by the Commission or any person under the federal securities laws of the
   United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant